

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Alan Mnuchin
Chief Executive Officer and Chairman
Falcon Capital Acquisition Corp.
660 Madison Avenue, 12th Floor
New York, NY 10065

> **Re: Falcon Capital Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 8, 2021**
> **File No. 333-253113**

Dear Mr. Mnuchin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

Amendment #1 to Form S-1 filed April 8, 2021

The Business Combination Proposal
Background of the Business Combination, page 87

1. We note your revised disclosure in response to comment 10 and reissue the comment in part. Please provide additional detail regarding the negotiations with Sharecare relating to material terms of the transaction including, but not limited to, structure, consideration, valuation, PIPE, and proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, how and why they evolved over time, and how you reached agreement on the final terms. Further explain how the competing bid for Sharecare by another SPAC impacted the valuation and consideration.

Certain Projected Financial Information, page 94

2. We note your revised disclosure in response to comment 13. Please expand the disclosure on page 95 to describe with greater specificity and quantify, as applicable, the basis for material assumptions underlying the projections, including Sharecare's anticipated market position relative to its peers. Additionally, discuss the possible impact if the assumptions are incorrect.

Revenue Excluding Warrants, page 183

3. Please address the following with respect to your non-GAAP measure Revenue excluding Warrants:

    •   You indicate that this non-GAAP measure adds back the non-cash value of warrants issued to clients for meeting specific revenue thresholds and that this amount is reported as an offset to revenues in your financial statements. However, we could not locate any discussion of such warrants and their accounting impact in your accounting policy footnote. Please revise to describe the terms of your arrangements with customers that would result in the issuance of warrants as a result of customers meeting specific revenue thresholds. Also clarify how you applied ASC 606 in determining the appropriate accounting for these warrants.
    •   Explain to us why you believe this non-GAAP measure does not result in a measure that reflects an individually tailored recognition method and therefore violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Item 21. Exhibits and Financial Statement Schedules, page II-2

4. We note your response to comment 28. However, we note your disclosure throughout and in Section 8.3 of the Merger Agreement that the parties intend for the merger to be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and/or as part of a tax-deferred transaction pursuant to Section 351 of the Code. Please have counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please also revise your disclosures to express a firm opinion for each material tax consequence, or explain why such an opinion cannot be given, and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please also remove any statement that assumes the material tax consequences at issue. Refer to Section III of Staff Legal Bulletin 19.

You may contact Tracey McKoy at 202-551-3772 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein